UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  14)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock - $.01 Par Value

(Title of Class of Securities)

902673102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102

1.	Names of Reporting Persons Estate of William H. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,359

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 36,359

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,359

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .68%

12.	Type of Reporting Person (See Instructions) OO (Estate)

CUSIP No. 902673102

1.	Names of Reporting Persons William H. Shaw Living Trust U/A/D 1/20/87, Family Share

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 116,890

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 116,890

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,890

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.17%

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 902673102

1.	Names of Reporting Persons William H. Shaw Living Trust U/A/D 1/20/87, Survivor’s Share

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 438

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 438

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 438

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .008%

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 902673102

Item 1.
	(a)	Name of Issuer UFP Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 172 East Main Street Georgetown, Massachusetts 01833
Item 2.
	(a)	Name of Person Filing Estate of William H. Shaw Shaw Living Trust U/A/D 1/20/87, Family Share Shaw Living Trust U/A/D 1/20/87, Survivor’s Share
	(b)	Address of Principal Business Office or, if none, Residence 172 East Main Street Georgetown, Massachusetts 01833
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 902673102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

CUSIP No. 902673102

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 153,687
(b) Percent of class: 2.85%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 153,687
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 153,687
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 902673102

Item 10.	Certification
(a)	Not Applicable
(b)	Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

ESTATE OF WILLIAM H. SHAW

/s/ Ellen M. Shaw, Personal Representative
Ellen M. Shaw, Personal Representative

WILLIAM H. SHAW TRUST U/A/D 1/20/87, FAMILY SHARE

/s/ Ellen M. Shaw, Trustee
Ellen M. Shaw, Trustee

WILLIAM H. SHAW TRUST U/A/D 1/20/87, SURVIVOR’S SHARE

/s/ Ellen M. Shaw, Trustee
Ellen M. Shaw, Trustee

CUSIP No. 902673102

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned with respect to the common stock, $.01 par value, of UFP Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated as of February 13, 2008

ESTATE OF WILLIAM H. SHAW

/s/ Ellen M. Shaw, Personal Representative
Ellen M. Shaw, Personal Representative

WILLIAM H. SHAW TRUST U/A/D 1/20/87, FAMILY SHARE

/s/ Ellen M. Shaw, Trustee
Ellen M. Shaw, Trustee

WILLIAM H. SHAW TRUST U/A/D 1/20/87, SURVIVOR’S SHARE

/s/ Ellen M. Shaw, Trustee
Ellen M. Shaw, Trustee